

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2013

Phillip M. Fernandez
President and Chief Executive Officer
901 Mariners Island Blvd., Suite 200
San Mateo, CA 94404

> **Re: Marketo, Inc.**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted February 26, 2013**
> **CIK No. 1490660**

Dear Mr. Fernandez:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   We will process your submission and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the document, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided.

Please understand that the effect of the price range on the disclosure throughout the document may cause us to raise issues on areas not previously commented on.

3.   Please provide us with copies of any remaining artwork or graphics that you intend to include in your prospectus.

Prospectus Summary

Business Overview, page 1

4.   Please expand to identify the parameters you assessed in making your claim of leadership in the first sentence (and elsewhere), and in your response letter provide support for your conclusions in that regard.

5.   In the last paragraph in this section and on page 74, please further balance your disclosure by including your accumulated deficit for the period ending December 31, 2012. In this regard, we note the second sentence of your first risk factor.

Our Industry, page 1

6.   Regarding the industry data you cite in your prospectus from CMO Council, IDC, and Gartner, tell us whether this data reflects the most recent available information and whether any of those reports or surveys were prepared for your company or for the offering. Also, provide us with supplemental copies of the reports and surveys that you cite and from which the data in the prospectus is extracted. To expedite our review, please clearly mark the reports appropriately to designate the portions you rely upon in making the statements in the prospectus.

7.   You disclose in the last paragraph that according to Gartner, the aggregate marketing-related software segments are estimated at $31 billion in 2013 and are expected to grow to $41 billion by 2016. Please clarify the extent to which your software applies to this aggregate market and, if possible, quantify the value of this applicable market.

Risk Factors

We rely on our management…, page 20

8.   You state in this risk factor that you may terminate any employee at any time with or without cause; however, some of your employees are subject to agreements where severance payments apply in change of control situations. Please clarify your disclosure accordingly.

Use of Proceeds, page 39

9.   Refer to the second sentence of the third paragraph in this section where you state that some of the uses for the proceeds of this offering include the expansion of the sales organization, international expansion, and expansion of your solutions. Please note that under Item 504 of Regulation S-K, you must disclose the approximate amount intended for each of these purposes. In this regard, you disclose on page 47 that you "intend to invest in [y]our direct sales team." Revise accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 42

10.   Please consider revising your disclosures to focus on the primary drivers and other material factors necessary to obtain an understanding of your cash flows and the indicative value of historical cash flows. As an example, please consider revising to disclose the day's sales outstanding ("DSO") at each balance sheet date and the impact it has on your cash flows. We refer you to Section IV.B of SEC Interpretive Release 33-8350.

Overview, page 46

11.   Regarding your reference to the Middle East in the second bullet point on page 47, please describe to us the nature of any past, current, and anticipated contacts with Iran, Syria, and Sudan, whether through your subsidiaries, affiliates, resellers, or other direct or indirect arrangements.

Key Business Metrics, page 48

12.   We note that you identify the number of customers and subscription dollar retention rate as key metrics for your business. Tell us what consideration you gave to expanding this disclosure to include a table that shows your customer activity during the year along with your retention rate based on customers. Also, tell us whether the weighted average subscription period would be a key metric.

13.   In the second bullet point, you indicate that you compute both the quarterly and annual Subscription Dollar Retention Rate but only disclose the annual rates for the last two years. Explain why you disclose this information on an annual basis as opposed to a quarterly one.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenue, page 52

14.   With regard to the increase in revenue from existing customers, please disclose the extent to which the increase was attributable to increase in prices or volumes.   Refer to Item 303(a)(3)(iii) of Regulation S-K. Provide equivalent disclosure for the first full paragraph on page 55.

Cost of Revenue and Gross Margin, page 53

15.   Please expand your disclosure in the final paragraph to discuss the effects on your gross margin from professional services to your enterprise clients. We note the second risk factor on page 22.

Qualitative and Quantitative Disclosures About Market Risk

Interest Rate Sensitivity, page 62

16.   We note your current disclosures regarding interest rate risk. Please tell us how your disclosures meet the requirements of one of the quantitative disclosure alternatives described in Item 305(a) of Regulation S-K.

Stock-Based Compensation, page 69

17.   When your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range.

18.   Please ensure that you adequately disclose the specific factors that contributed to a significant increase in the estimated fair value of your common stock between each valuation period. In this regard, you should discuss in greater detail the reasons for the changes between the October 2012 and February 2013 valuation dates.

19.   You state on a few occasions that you had purchased shares of common stock from your employees. Please describe in greater detail why the purchase price of these shares did not represent fair value of your shares of common stock. Indicate whether you treated the difference between the price paid and the estimated fair value as a form of compensation. In addition, your response should address how the price of the Series G preferred shares ($7.30) and the price paid to repurchase employee shares($6.60) compares to the estimated fair value of the shares($2.28) utilized in your March to April 2012 grants.

20.   Please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

21.   Please continue to provide us with updates to the requested information and provide updated disclosure for all equity related transactions subsequent to this request through the effective date of the registration statement.

Goodwill Impairment, page 73

22.   We note that in your disclosure you determined that goodwill was not impaired based on your annual two-step goodwill impairment test performed. Please tell us the percentage by which fair value of your reporting unit exceeded its carrying value. To the extent that your reporting unit's estimated fair value is not substantially in excess of the carrying value and is potentially at risk of failing step one of your goodwill impairment analysis, please revise to disclose the following in your critical accounting policies in your MD&A:

- The percentage by which fair value exceeded carrying value as of the date of the most recent test;
- A description of the methods and key assumptions used and how the key assumptions were determined;
- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

        If your reporting unit is not at risk of failing step one, please revise to disclose this fact.

Business

Large Addressable Market, page 77

23.   Please clarify what you mean by your statement that your platform "addresses several established markets," including "customer relationship management, business intelligence, and web conferencing, teaming platforms and social software suites." Consider providing a brief explanation of how your software can be used in these segments.

Our Solution, page 78

24.   Refer to the graphic presentation on page 78. Please revise to replace vague, promotional language such as "easy-to-use, powerful, and complete solution" and the word "success"

with descriptive text that more specifically describes functions or characteristics of your product.

Competition, page 91

25.   You state that you compete effectively with respect to each competitive factor you disclose. Please revise to identify the positive and negative factors pertaining to your competitive position. Refer to Item 101(c)(x) of Regulation S-K.

Government Regulation, page 92

26.   In the penultimate full paragraph on page 93 you indicate that "certain laws" are applicable to you as a data processor on behalf of customers. Please identify and more fully describe which of these laws have or are likely to have a material effect on your operations.

Management

Non-Employee Director Compensation, page 102

27.   Refer to footnote (1) to the table on page 103. Please provide a brief description of the conditions or events that resulted in the early exercisability of the options.

Executive Compensation

2012 Corporate Bonus Plan, page 110

28.   We note your disclosure in the first paragraph that the bonuses were based on financial and individual performance objectives. Please expand to provide a general description of the formula or criteria applied. Refer to Item 402(o)(5) of Regulation S-K.

Certain Relationships, Related Party and Other Transactions

Private Placements, page 120

29.   Please disclose the number of shares of common into which your preferred stock is convertible.

Principal Stockholders, page 124

30.   We note the phrase "may be deemed" in footnotes (1) – (5). Please revise the penultimate paragraph to remove any uncertainty regarding who holds voting or investment power over the shares in your table.

31.   In footnote (3) you disclaim beneficial ownership of shares in the table. Instruction 2 to Item 403 of Regulation S-K states that beneficial ownership disclosure pursuant to Item 403 is determined in accordance with Exchange Act Rule 13d-3. Rule 13d-3 states that beneficial ownership is based on voting and/or investment power, not pecuniary interest. Thus, because shareholders have the power to direct the voting or disposition of the shares, they are beneficial owners even if they do not receive the economic benefit of the securities. Please revise.

Notes to Consolidated Financial Statements

1. The Company and Summary of Significant Accounting Policies and Estimates

Revenue Recognition, page F-9

32.   We note that you offer your customers a cloud-based marketing software platform. Please provide your analysis supporting why you believe that your platform should not be within the scope of ASC 985-605. Your response should address the criteria outlined in ASC 985-605-55-121.

33.   You state that you recognize revenue from professional services that do not have stand-alone value over the subscription period. Tell us why attribution period should not be the estimated customer life instead of the contractual subscription period. We refer you to footnote 39 of ASC 605-10-S99 and SAB Topic 13.A.3(f)- Question 1.

34.   Tell us whether your subscription and support agreements contain minimum levels of usages in exchange for a fixed-fee. If so, please describe how you charge and account for usage above the minimum and indicate whether you recognize that overage in the period it occurs or over the remaining life of the agreements. In addition, tell us whether these fees are refundable and describe the standard billing terms for these arrangements. Cite the accounting literature that supports your accounting.

35.   We note that you begin to recognize revenue on the commencement date. Describe whether professional services are completed prior to the commencement date. If not, please indicate why you believe recognizing revenue prior to the completion of this service is appropriate. Cite the accounting literature that supports your accounting. In addition, please clarify how satisfying performance conditions impacts the timing of revenue recognition and the commencement date.

11. Net Loss Per Share, page F-31

36.   Revise to include the pro forma effects of any RSU's that would vest upon the completion of an IPO.

12. Income Taxes, page F-32

37.   We note your disclosure on page F-21 which indicates that you have not provided
       deferred taxes on undistributed earnings of foreign subsidiaries. Please tell us:
       • if you have undistributed earnings that are indefinitely reinvested,
       • the amount of the undistributed earnings of foreign subsidiaries that are considered to
         be "reinvested" as of December 31, 2012,
       • what consideration you gave to providing this quantitative disclosure in your filing,
         and
       • how you considered disclosing the amount of the unrecognized deferred tax liability
         or include a statement that such determination is not practicable. We refer you to
         FASB ASC 740-30-50-2.

15. Subsequent Events, page F-37

38.   Please revise to disclose the date through which you evaluated subsequent events and
       whether that date represents the date the financial statements were issued or available to
       be issued. See ASC 855-10-50-1.

Exhibit Index

39.   We note that you did not file any agreements entered into in connection with your
       acquisition of Crowd Factory. Please tell us whether there are any continuing obligations
       under any acquisition agreement and file such agreements or tell us why you do not
       believe that they are required to be filed. In this regard, we note your disclosure on page
       106 regarding indemnifications claims.

       If you intend to respond to these comments with an amended draft registration statement,
please submit it and any associated correspondence in accordance with the guidance we provide
in the Division's October 11, 2012 announcement on the SEC website at
http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

       Please keep in mind that we may publicly post filing review correspondence in
accordance with our December 1, 2011 policy
(http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you
intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the
correspondence you submit on EDGAR, please properly mark that information in each of your
confidential submissions to us so we do not repeat or refer to that information in our comment
letters to you.

       You may contact, Amanda Kim, Staff Accountant, at (202) 551-3241 or, Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding
comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff
Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3462 with any other

questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief

cc: Via E-Mail
       Aaron J. Alter, Esq.
       Wilson Sonsini Goodrich & Rosati, P.C.